Exhibit 99.1

3Q19 Earnings Conference Call

This presentation contains certain statements that are considered “forward-looking statements,” as defined in Section 27A of the Securities Act of 1933 and in Section 21E of the Securities Exchange Act of 1934, as amended. Some of these forward-looking statements are identified with words such as “believe,” “may,” “could,” “would,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” as well as the negative forms of these words, other terms of similar meaning or the use of future dates. The forward-looking statements in this presentation include, but are not limited to, statements relating to the declaration or payment of dividends, implementation of key operating and financial strategies and investment plans, the direction of future operations and factors or trends that affect the financial situation, liquidity or operating results are a few examples of forward-looking statements. These statements reflect the current vision held by Management and are subject to diverse risks and uncertainties. Such statements are qualified in accordance with the inherent risks and uncertainties involving future expectations in general, and actual results could differ materially from those currently expected due to diverse risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on diverse assumptions and factors, which include general macroeconomic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any of these forward-looking statements as a result of new information, future events or otherwise, except when expressly required by law. All forward-looking statements in this presentation are qualified in their entirety by this disclaimer. NO OFFER OR BID This presentation is merely for information purposes and is neither an offer to sell nor a tender offer for the subscription or purchase of shares, nor is it a substitute for any materials that Suzano will file, if requested, with the U.S. Securities and Exchange Commission ("SEC"). No securities offering will be carried out in the United States other than through a prospectus that meets the requirements of Section 10 of U.S. Securities Act of 1933, as amended, or in accordance with any exemption defined in said law. Disclaimer

Increase in sales volumes, inventory reduction and cash generation 3 HIGHLIGHTS 1 Excluding Consumer Goods (tissue). 2 Operating cash generation = Adjusted EBITDA less Maintenance Capex. 3 Net Debt / Adjusted EBITDA in the last 12 months (pro-forma considering sum of the results of the companies). Cash cost excluding downtimes: R$ 654/ton Synergies: evolving according to 2019 target Financial Leverage : 4.3x in US$ (4.7x in R$) Net Debt: US$ 13.3 billion (vs. US$ 13.7 billion 2Q19) Sales volume – pulp: Sales Volume – paper: 2.5 million tons 288 thousand tons Adjusted EBITDA : R$ 2.4 billion Inventory reduction – pulp: ~450 thousand tons Operating Cash Generation : R$ 1.5 billion 1 2 3

Paper Production (´000 tons) Paper Sales (´000 tons) 4 Paper Commercial resilience enables value generation stability Excluding the consumer goods unit. ¹ Impact of Long Term Incentives of Management: 3Q18: -R$ 67/ton 2Q19: -R$ 13/ton 3Q19: +R$ 36/ton LTM 3T 2019: -R$ 8/ton. Net Average Price (R$/ton) Adjusted EBITDA from Paper1 R$ MM R$/ton 1,306 1,237 1,202 1,233 382 344 357 1,410 0 50 100 150 200 250 300 350 400 450 0 500 1,000 1,500 2,000 2,500 3Q18 2Q19 3Q19 LTM 3Q19 3,697 3,855 3,808 3,796 3,600 3,650 3,700 3,750 3,800 3,850 3,900 3Q18 2Q19 3Q19 LTM 3Q19 218 169 187 758 90 112 101 393 308 281 288 1,151 -50 50 150 250 350 450 550 650 3Q18 2Q19 3Q19 LTM 3Q19 ME MI 305 298 286 1,171 0 100 200 300 400 500 600 3Q18 2Q19 3Q19 LTM 3Q19

Pulp Production (´000 tons) FX médio R$3.87 R$3,96 R$3.92 R$3.97 5 Adjusted EBITDA (R$/ton) and EBITDA margin¹ (%) Pulp Sales (´000 tons)² ¹ Excluding revenue from Klabin sales. 2 Including pulp from Klabin. Note: for 3Q18 and LTM 3Q19, data is pro forma, considering the sum of the results of the companies, or weighted average, where applicable. FX médio R$3,96 R$3.92 R$3.97 R$3.87 Pulp Increase in sales volume and reduction in production allow inventory reduction +15% Net Average Price – External Market (US$/ton) 2,891 2,214 2,549 8,577 100 600 1,100 1,600 2,100 2,600 3,100 3,600 4,100 3Q18 2Q19 3Q19 LTM 3Q19 1,870 1,305 857 1,282 64% 53% 41% 52% 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% 55% 60% 0 500 1000 1500 2000 2500 3000 3Q18 2Q19 3Q19 LTM 3Q19 752 631 526 642 3Q18 2Q19 3Q19 LTM 3Q19 2,750 2,221 2,095 9,071 -400 100 600 1,100 1,600 2,100 2,600 3,100 3,600 4,100 3Q18 2Q19 3Q19 LTM 3Q19

1Pro forma data for 3Q18, considering the sum of the results of the companies, or weighted average, where applicable. Pulp Cash cost reduction despite lower production volume 6 Cash Cost of Pulp – 3Q19 vs. 2Q19 (ex-downtimes – R$/ton) Cash Cost of Pulp1 - 3Q19 vs. 3Q18 (ex-downtimes – R$/ton) Cash Cost 2Q19 D Wood D Chemicals D Fixed Cost D Energy Cash Cost 3Q19 -6% +10% Cash Cost 3Q18 D Wood D Chemicals D Fixed Cost D Energy Cash Cost 3Q19 324 327 246 234 156 132 (29) (39) 697 3 (12) (24) (10) 654 -200 -100 0 100 200 300 400 500 600 700 800 281 327 256 234 123 132 (65) (39) 596 46 (22) 9 26 654 -100 0 100 200 300 400 500 600 700 800 900

7 6 ¹ Total average cost in US$ considering the debt in BRL adjusted by the market swap curve. ² Closing rate (BRL/USD): Jun/19 - R$3.83, Sep/19 - R$ 4.16. Average Cost (in US$)¹: Net Debt² (millions) and Leverage (in times) Amortization Schedule (R$ million) Average Term: 4.8% p.a. 85 months Stand-by Facilities Cash On Hand 78% from 2023 onwards (vs. 77% 2Q19) No covenants In R$ In US$ In USD In BRL D FX Leverage Continuity of net debt reduction and increase in liquidity 8,790 3,082 11,872 2,326 3,929 2,821 5,319 9,927 6,322 33,376 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 20,000 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 20,000 Liquidity 2019 2020 2021 2022 2023 2024 2025 onward 13,702 13,263 52,508 55,231 .x .2x .4x .6x .8x 1.x 1.2x 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 20,000 Jun/19 Sep/19 Jun/19 Sep/19 3.6x 4.3x 3.5x 4.7x 3.3x 3.5x 3.7x 3.9x 4.1x 4.3x 4.5x 4.7x 4.9x

Financial Discipline Leverage framing plan Capex limited to sustaining and commitments already made Monetization of excess inventory of ~US$ 500 MM  Synergies capture: 90% in 2020 Non-core assets sale

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